Exhibit 99.5

 ASX:ELV • NASDAQ:ELVR  Elevra Lithium  FY26 Full Year Results  28 AUGUST 2026

 Agenda  ELEVRA LITHIUM  2  01  FY26 Full Year Highlights  02  Operational Performance  03  Financial Performance  04  Strategy Update  05  Lithium Market and Guidance

 FY26 Highlights  FY26 strengthened NAL’s operating platform, improved safety and operational resilience, and established the foundation for a fully funded expansion  ELEVRA LITHIUM  3  Production  TRIFR  DRY METRIC TONNES  PER MILLION HOURS WORKED  197,967  DOWN 3%  6.93  DOWN 67%  Corporate  Merger of Sayona and Piedmont Lithium completed  Mineral Resource and Ore Reserve estimates increased at NAL and Moblan  +57%  AVERAGE REALISED PRICE (FOB)  91%  MILL UTILISATION  NAL  67%  RECOVERY  NAL  $15M  10 MONTH SYNERGIES GROUP  Financial  REVENUE  CASH AT  30 JUN. 2026  $202M  UP 39%  $255M  UP 440%  NAL Brownfield Expansion Scoping Study completed, and project funding secured

 02  Operational Performance

 Health and Safety Performance  Safety performance materially improved, reinforcing a strong operating culture  ELEVRA LITHIUM  5  Metric  FY241  FY252  FY26  Medical aid  6  5  1  Modified duty  18  13  4  Lost time injury  18  8  3  28.56  20.79  6.93  FY24  FY25  FY26  Key Safety Performance Metrics  TRIFR Per Million Work Hours1,2  Safety performance strengthened alongside increased operational activity, providing a stronger foundation for the NAL expansion  Significant improvement was achieved across all reportable safety metrics in FY26.  67% reduction in TRIFR per million work hours.  Sustained improvement in safety performance reflects stronger frontline discipline and operating practices.  -67%  See Sayona Mining FY24 Annual Report filed with the ASX on 30 August 2024.  See Sayona Mining FY25 Annual Report filed with the ASX on 29 August 2025.

 NAL Operational Performance  Resilient operating performance despite temporary mining constraints  ELEVRA LITHIUM  6  43%  57%  58%  62%  67% 68% 67% 68% 69%  73%  69%  62%  66%  71%  51%  71%  72%  75%  73%  83%  91% 90%  80%  87%  89%  94%  92%  NAL Global Recovery & Mill Utilisation  100%  93%  30%  40%  50%  60%  70%  80%  90%  Global Recovery (%)  Mill Utilisation (%)  3,510  29,610  31,486  34,237  40,439  52,141  49,660 50,922  43,261  58,533  52,003  44,154  47,332  54,479 700  806  894  837 830  791  818 812  908 884 907  Concentrate Produced & Unit Cost Sold  90,000  1,008996  80,000  0  100  200  300  400  500  600  800  900  1000  1100  0  10,000  20,000  30,000  40,000  50,000  60,000  70,000  Concentrate Production (dmt)  Unit Operating Costs Sold (US$/dmt FOB)  Maintaining operational consistency  198kt of spodumene concentrate produced in FY26, within initial guidance range despite temporary adverse mining conditions.  Unit operating cost per tonne sold (weighted basis) remained within revised FY26 guidance despite lower production volumes.  Production performance improved through the second half as targeted actions mitigated challenging ore feed characteristics.  Recovery improved to 71% in Q4, the highest level achieved in FY26, and mill utilisation remained consistently high.

 (95)  (141)  239  834  694  1,092  929  835  853  (400)  (200)  0  200  400  600  800  1,000  1,200  FY25  Average Realised Selling Price (FOB)  2  FY26  Unit Operating Cost Sold (FOB)  3  FY24  Unit Operating Profit 1  Commercial Performance  Higher revenue and realised pricing offset a decline in tonnes sold  ELEVRA LITHIUM  7  Unit Economics  US$/dmt sold  Stronger lithium prices are translating into higher realised prices, higher margins and positive cash flow  Realised pricing increased during FY26, benefitting from stronger lithium prices and Elevra’s exposure to market pricing.  Restructuring of legacy offtake arrangements has increased Elevra’s leverage to lithium prices, allowing improvements in the market to flow more directly through to realised pricing.  Realised pricing has moved above NAL’s unit operating cost (per tonne sold), marking an important inflection point from a margin and cash flow perspective.  Elevra expects realised prices for FY27 sales to be more aligned with market prices after making the final deliveries under an offtake contract with a lagged price mechanism in FY26.  Unit Operating Profit represents the profit generated per unit sold at NAL. It is calculated as the average realised selling price (FOB) less the operating cost per unit operating cost sold (FOB).  Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and cash-based inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec.  Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec; FY26 statutory revenue adjusted with US$3.5m of CIF expenditure recovered from customers.

NAL Brownfield Expansion

Operational consistency and large resource base provide the foundation for near-term growth

Expanded resource base provides the foundation for increased production capacity

- Significant increase provides confidence in the scale and longevity of NAL.
- Expanded resource base provides optionality to assess increased production capacity.

Mineral Resource Estimate[1]
Mt



87.9
95.0
August 2024
August 2025

Ore Reserve Estimate[1]
Mt



21.7
48.6
March 2023
August 2025

Evaluated alternative pathways to optimise the scale and timing of the NAL Expansion

- Evaluated both a whole-of-project and staged expansion approach to determine the optimal pathway for increasing production capacity.
- Determined a staged approach is the preferred pathway to increase production incrementally and reduce execution risk.

NPV8% (post-tax)[2]
US$M



1,587
2,305
Base Case
Multi-stage Expansion

Total Initial Capex[2]
US$M



270
270
Single Stage Expansion
Multi-stage Expansion

The Expansion increases scale and lowers costs, improving operational resilience

- Higher production capacity increases cash flow generation across lithium price cycles.
- Lower unit operating costs improved margins and resilience during periods of lower lithium prices.

Avg. Annual Production[2]
SC5.4, kdmt avg. LOM



194
338
Base Case
Post Expansion

LOM Average C1 Cost of Concentrate[2]
US$/dmt



793
628
Base Case
Post Expansion

1. See ASX release "NAL Resource and Reserves Increases" dated 27 August 2025.
2. See ASX release "Updated NAL Expansion Scoping Study" dated 12 May 2026.

ELEVRA LITHIUM
8

 03  Financial Performance

Operational and Financial Overview

Stronger lithium pricing, post-merger transformation and strategic funding position the Group for growth

		Consolidated Group		
	UOM[1]	FY26	FY25	Variance
Physicals				
Ore Mined	kwmt	**1,472**	1,295	14%
Spodumene Concentrate Produced	kdmt	**198**	205	(3%)
Spodumene Concentrate Sold	kdmt	**181**	209	(13%)
Unit Metrics				
Average Realised Selling Price (FOB)[3]	US$/t	**1,092**	694	57%
Unit Operating Cost Sold (FOB)[2]	US$/t	**853**	835	2%
Financial Performance				
Revenue	US$M	**202**	145	39%
Underlying EBITDA profit / (loss)	US$M	**14**	(43)	133%[4]
Cash Flows				
Operating Cash Flows	US$M	**(44)**	(10)	354%
Cash Balance	US$M	**255**	47	440%

Physicals

- **Spodumene production was 3% lower**, reflecting temporarily lower recoveries from higher iron content and lower Li_2O ore grades in current phase of the mine.
- Ore mined increased 14% to sustain production and build ROM pad inventory for FY27. Continued operational improvements, including increased ore sorting, recovery initiatives and sustained high mill utilisation, stabilised the first-half decline, with H2 FY26 production being broadly flat against H2 FY25.
- **Concentrate sales were 13% lower than the prior period**, with 41kt of inventory held at year end to support the transition of port operations and enable a 33kt shipment in July 2026.

Unit Metrics

- **Average realised selling price increased 57%**, driven by stronger market demand.
- **Unit operating costs sold increased 2%**, reflecting inflation and impacts from the current stage of the mine, which resulted in higher mining activity and lower concentrate production volumes.

Financial Performance

- **Revenue increased by 39% to $202 million**, with stronger realised pricing (+57%) offsetting lower volumes.
- **Underlying Group EBITDA of $14 million**; supported by improved lithium pricing and $15 million in merger-related synergies on a restated basis.
- **Cash increased to $255 million, up 440%** primarily driven by the initial receipt of Strategic Financing Package funding. Incremental cash of US$46 million (C$65 million) received from Canada Growth Fund (CGF) after balance sheet date.

ELEVRA LITHIUM

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec. Unit operating cost sold adjusts unit operating cost produced with cash based inventory movements.
3. Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec; FY26 statutory revenue adjusted with US$3.5m of CIF expenditure recovered from customers.
4. The Underlying EBITDA percentage change represents the move from a loss position in FY25 to a profit position in FY26.

10

Financial Performance

Elevra Achieves First Full-Year Profit Following Merger

US$M[1]	Consolidated Group FY26	FY25	Variance
Revenue	202	145	57
NAL Operating Expenses	(156)	(174)	19
Underlying EBITDA | NAL	46	(29)	75
All Other Operational Expenditure	(1)	(1)	
Group and Corporate expenditure	(30)	(12)	(18)
Underlying EBITDA | GROUP	14	(43)	57
Underlying Depreciation and Amortisation[2]	(21)	(26)	4
Extraordinary Items			
NAL Impairment Reversal (Non-Cash)	156	(176)	332
NAL Net Inventory Write-up (Non-Cash)	9	(3)	12
Merger Related Items (Non-Cash)	(104)	-	(104)
Other Minor Items (Non-Cash)	-	7	(7)
Merger Transaction Expenses (Cash)	(9)	(8)	(1)
Profit from Operations	46	(248)	294
Net Financial Income/(Expense)	1	(1)	1
Profit before Income Tax	46	(249)	295
Income Tax Expense	(2)	2	(4)
Profit after Income Tax	44	(247)	292

Underlying EBITDA

- **Underlying Group EBITDA profit of $14 million.**
- **NAL reported a positive Underlying EBITDA of $46 million**, with improved realised pricing offsetting the higher production costs.
- **Group expenditure totalled $30 million**, incorporating ten months of overheads from the expanded Group post-merger, together with $7 million of hedge settlement costs.
- On a restated basis, **merger synergies delivered $15 million in savings**, with corporate costs decreasing by $13 million and $2 million of synergies realised at NAL. These savings are expected to annualise to approximately $19 million.
- The expanded Group's other operational expenditure was largely minimised.

Profit from Operations

The Group's **US$46 million profit from operations** reflects the following adjustments to underlying EBITDA:

- $21 million impact from depreciation and non-cash inventory movements.
- $62 million net favourable impact from non-cash extraordinary items, comprising the US$156 million reversal of the NAL impairment and a US$9 million net inventory write-up, partially offset by $104 million of merger-related accounting items. Cash extraordinary items totalled $9 million, relating to residual merger transaction costs.

Profit after finance costs and income tax

- The Group reported a **$44 million profit after tax**, reflecting net financial income of US$1m and income tax expense US$2m.

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Underlying Depreciation and Amortisation includes depreciation and amortisation and non-cash inventory movements.

ELEVRA LITHIUM
11

Underlying EBITDA Bridge[1]

Improved pricing and initial merger synergies delivered positive EBITDA



$15M
Merger Synergies (10 months)
Freight Optimisation 1
G&A NAL 1
G&A Corporate 13
(43)
(22)
(65)
15
8
(7)
(8)
71
14
FY25 Underlying EBITDA (SYA)
PLL Standalone Costs (10 Months) 2
FY25 Underlying EBITDA (Adjusted) 3
Merger Synergies
Volume & Controllable Costs
Hedge Settlement Costs
Inflation & FX Impacts on Translation 4
Lithium Market Price 5
FY26 Underlying EBITDA (Elevra)
Controllable
Uncontrollable

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. PLL standalone costs represent ten months of the PLL CY25 standalone approved budget, used as a proxy for a like-for-like restated comparison.
3. FY25 Adjusted EBITDA is derived from the reported FY25 SYA EBITDA, adjusted to include ten months of PLL standalone costs; to allow for a like-for-like restated comparison.
4. Inflation based on Annual CPI to June 2026; Australia CPI 3.8% published by Australian Bureau of Statistics, Quebec CPI 3.2% published by Statistique Quebec and USA CPI 3.5% published by U.S. Bureau of Labor Statistics
5. Includes the impact of lithium indices, customer mix, and other pricing-related factors on an FOB basis; excludes the US$1m freight optimization synergy benefit.

ELEVRA LITHIUM 12

Cash Flow Movements[1]

Strategic funding and successful merger execution position the business for growth, with the NAL Expansion fully funded



47
3
(22)
(25)
34
(24)
245
(3)
255
June-25 Closing Cash Balance (SYA)
NAL Net Cash Inflow from Operations
Net Cash Flows used in Other Operations (Group)
Merger Transaction Costs & Legacy PLL W.C 2
Cash Acquired on Merger with Piedmont
Capital Expenditure
Net Proceeds from Share Issuances
Other Net Cash Flows 3
Jun-26 Closing Cash Balance (Elevra)
Operating Cash Flows
Investing Cash Flows
Financing Cash Flows

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Includes US$14.6 million of Piedmont Merger transaction fees and normalisation of legacy payables settled post completion.
3. Other includes lease payments, foreign exchange impacts, advances to associates, net of proceeds from sale of assets.

ELEVRA LITHIUM 13

Financial Position

Stronger post-merger balance sheet supported by strategic funding, portfolio optimisation and the NAL impairment reversal

US$M[1]	Consolidated Group FY26	FY25	Variance %
Assets			
Cash and Cash Equivalents	255	47	440%
Trade and Other Receivables	54	22	150%
Inventories	56	31	82%
Current Tax Assets	2	1	102%
Other Assets	10	13	(18%)
Other Financial Assets	9	1	1,236%
Property, Plant and Equipment	500	313	60%
Assets Held for Sale	18	-	-
Total Assets	905	427	112%
Liabilities			
Trade and Other Payables	45	32	39%
Interest Bearing Liabilities [2]	78	51	54%
Current Tax Liabilities	2	-	-
Deferred Tax Liabilities	9	10	(7%)
Provisions	44	23	90%
Total Liabilities	178	116	54%
Net Assets	727	311	134%
Securities on Issue	206	79	162%
NTA per Security ($)	3.5	3.5	2%

Assets

- **Cash and cash equivalents increased to $255 million, up 440%,** primarily reflecting receipt of the initial funding from the institutional placement and share purchase plan. Additional inflows of US$46 million (C$65 million) received from the issuance of the initial convertible notes to Canada Growth Fund (CGF) after balance sheet date.
- **Trade Receivables increased $32 million**, reflecting the timing of receipts for shipments completed near balance sheet date.
- **Inventory increased by 82%** compared to June 2025, reflecting the reversal of write-down adjustment of US$9 million from prior the year, and increased inventory volumes across both the ROM pad and finished products. Volumes at balance sheet date were increased to support FY27 production and the transition to new port operations.
- **Property, plant and equipment increased by 60%**, primarily driven by the reversal of the prior year NAL impairment and the contribution from Piedmont assets following merger completion.
- **$18 million of Assets Held for Sale** relates to the Ewoyaa Project Sale, expected to generate approximately US$71 million cash proceeds (before fees and taxes).

Liabilities

- **Interest-bearing liabilities increased by $27 million**, primarily reflecting the addition of Piedmont's prepayment facility following merger completion. The combined balance of the prepayment facility of $55 million at balance sheet date was reduced to $38 million by August 2026.
- **Provisions increased $21 million**, reflecting the addition of Piedmont business combination accounting.

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Interest bearing liabilities include non-convertible redeemable cumulative preference shares, contract liabilities and lease liabilities.

ELEVRA LITHIUM

14

 04  Strategy Update

 Strategic Accomplishments  Resetting the corporate foundation  16  Merger completed1  Completed the merger between Sayona Mining and Piedmont Lithium, bringing two complementary North American-focused lithium businesses together under a unified strategy.  Corporate rebrand and consolidation2  Completed the corporate name change to Elevra Lithium alongside a share consolidation, simplifying the capital structure of the combined entity aligned with the new corporate identity.  Synergies captured4  Identified integration synergies across the combined business and achieved initial cost savings to create a leaner and more efficient cost base.  Board and leadership reset1,3  Reconstituted the Board of Directors and management team, aligning corporate governance and leadership with the scale and strategy of the newly combined company.  1. See Sayona Mining ASX announcement “Completion of Merger with Piedmont” dated 1 September 2025.  ELEVRA LITHIUM 2.  See Sayona Mining ASX announcements “Completion of Share Consolidation & Name Change Update” dated 22 September 2025 and “Change of Company Name” dated 26 September 2025.  3. See Sayona Mining ASX announcement “Resignation and Appointment of CFO” dated 20 October 2025.  4. See ASX announcement “FY26 Full Year Results” dated 28 August 2026.

Strategic Accomplishments

Advancing the project pipeline

NAL Brownfield Expansion scoping complete[1]

Evaluated expansion opportunities and completed Scoping Studies for the NAL Brownfield Expansion, defining the technical and economic case for near-term growth.

Funding secured[2]

Obtained funding for the NAL Brownfield Expansion and to progress the Moblan Project toward a Final Investment Decision (FID).

Moblan Offtake rights purchased[3]

Purchased offtake rights for the Moblan Project to secure Elevra's 60% pro-rata offtake share and eliminate a sale obligation with a discounted price.

NAL expansion construction underway[4]

Broke ground on the fully funded NAL Brownfield Expansion, moving the project from planning into Stage 1 execution.

1. See Sayona Mining ASX announcement "NAL Expansion Scoping Study" dated 15 September 2025 and Elevra ASX announcement "Updated NAL Expansion Scoping Study" dated 12 May 2026.
2. See ASX announcement "Successful Completion of A$275 million Institutional Placement" dated 13 May 2026.
3. See ASX announcement "Purchase of Moblan Offtake Rights" dated 12 May 2026.
4. See ASX announcement "NAL Expansion Update" dated 29 June 2026.

ELEVRA LITHIUM
17

Strategic Accomplishments Post FY26

Refining the portfolio

Spodumene supply agreement[1]

Entered a non-binding Memorandum of Understanding, followed post year-end by a Definitive Agreement with Mangrove Lithium for the supply of spodumene concentrate produced at NAL.

Ewoyaa divestment agreed[2]

Signed an agreement to sell Elevra's interests in the Ewoyaa Project for a cash consideration, monetising a non-core asset.

Tabba Tabba rights sold[3]

Sold pegmatite rights to the Tabba Tabba tenement (E45/2364) in Western Australia to Wildcat Resources, streamlining the exploration footprint while maintaining exposure to future potential resource growth.

Proposal to expand Morella Lithium JV[4]

Post year-end, signed a term sheet to expand the Morella Lithium Joint Venture to include additional Western Australian tenements.

1. See ASX announcements "Elevra signs Non-Binding Offtake MOU with Mangrove Lithium" dated 10 February 2026 and "Binding Agreement concluded with Mangrove Lithium" dated 21 August 2026.
2. See ASX announcement "Elevra enters agreement to sell Ewoyaa Project Interest" dated 11 May 2026.
3. See ASX announcement "Elevra Completes Sale of E45/2364 Pegmatite Rights" dated 7 August 2026.
4. See ASX announcement "Proposal to Expand Morella Joint Venture" dated 20 August 2026.

ELEVRA LITHIUM
18

 05  Lithium Market and Guidance

 1.56  1.89  2.20  2.49  2.75  3.05  0.0  0.5  1.0  1.5  2.0  2.5  3.0  3.5  4.0  2025 2026 2027 2028 2029 2030  Consensus Max Min  Uplift in Pricing with Strong Demand Outlook into 2030  Elevra is positioned to capitalise on recent price appreciation; demand growth presents opportunity for development projects  Spodumene Concentrate 6% Price  US$/t, CIF China  Global Lithium Demand  Mt LCE  ELEVRA LITHIUM  20  Source: Fastmarkets  $0  $500  $1,000  $1,500  $2,000  $2,500  $3,000  $3,500  Jun-25  Sep-25  Dec-25  Mar-26  Jun-26  Broker Outlook  Spodumene Concentrate 6% Price, US$/t  $2,466  $2,408  $1,830  $1,831  $1,729  $0  $500  $1,000  $1,500  $2,000  $2,500  $3,000  $3,500  2026 2027 2028 2029 2030  Spot Price Consensus  Source: Spot Price sources from Fastmarkets as of 25 August 2026, Consensus shows average forecast price reported by brokers. See Appendix for details.  Source: Broker forecasts. See Appendix for details.

Commercial Strategy – Target Portfolio

Transitioning from legacy arrangements to a diversified, market-linked and flexible sales portfolio as NAL volumes expand

01 Strategic Offtake Partnerships

- ✓ **~3 core offtake customers**
- ✓ **Diversified customer base** across geographies, end markets and trading counterparties
- ✓ **Deeper strategic partnerships**

02 Market-Based Pricing Framework

- ✓ **Spot-linked pricing** using recognised Spodumene SC6 indices
- ✓ **Current market capture** by removing legacy lagging pricing formulas
- ✓ **Lower margin leakage** through reduced intermediary exposure

03 Commercial Flexibility

- ✓ **3–5 year contract terms**
- ✓ **Incremental volume** offered to core customers as production grows
- ✓ **Spot-market balance** captures upside exposure

100% ownership of NAL, concluding legacy arrangements and expanding volumes creates a timely opportunity to rebalance the portfolio.

ELEVRA LITHIUM

21

FY27 Guidance

	FY26 Actual	FY27 Guidance [2]	Additional Information
Spodumene Concentrate Production	197,967 dmt	198,000 – 210,000 dmt	• SC 5.2% product grade • 100% NAL production
Spodumene Concentrate Sales	181,494 dmt	200,000 – 230,000 dmt	• SC 5.2% product grade • Volumes modestly front-weighted utilising existing inventory (55% H1, 45% H2)
Unit Operating Costs Sold [1]	US$853 / dmt sold	US$880 – US$950 / dmt sold	• SC 5.2% product grade • Increase in FY27 due to inflation, FX translation, higher strip ratio (10:1), and pre-strip works in mining Phase 4 in anticipation of the NAL Brownfield Expansion.
Capital Expenditures [3,4]	US$24m	US$120-140m	• US$100-120m growth capital allocated to the NAL Expansion and advancement of Moblan studies • US$20m of sustaining capital projects at NAL.

1. Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash-based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.
2. Guidance assumes average annual exchange rates of CAD:USD = 0.74 and AUD:USD = 0.71.
3. FY27 Capital expenditure guidance excludes movements in capital creditors which amounted to US$3m at June-26
4. FY26 Capital expenditure of $24m includes $3m movements in capital creditors.

ELEVRA LITHIUM

22

 Appendix

NAL Quarterly Physicals and Operational Metrics

		FY25					FY26					Full Year		
	UOM[1]	Q1	Q2	Q3	Q4	FY25	Q1	Q2	Q3	Q4	FY26	FY25	FY26	Variance
Physicals														
Ore Mined	kwmt	240	370	322	362	1,295	338	390	371	373	1,472	1,295	1,472	177
Ore Crushed	kwmt	362	343	293	379	1,377	350	361	350	384	1,446	1,377	1,446	69
Spodumene Concentrate Produced	kdmt	52	51	43	59	205	52	44	47	54	198	205	198	(7)
Spodumene Concentrate Sold	kdmt	49	66	27	67	209	26	66	56	34	181	209	181	(28)
Unit Metrics														
Average Realised Selling Price (FOB)[3]	US$/t	711	686	710	682	694	784	998	1,453	921	1,092	694	1,092	398
Unit Operating Cost Produced (FOB)[2]	US$/t	729	728	872	787	775	760	915	886	892	861	775	861	86
Unit Operating Cost Sold (FOB)[2]	US$/t	894	837	716	837	835	818	812	884	907	853	835	853	18
Production Variables														
Mill Utilisation	%	91%	90%	80%	93%	88%	87%	89%	94%	92%	91%	88%	91%	3%
Global Process Recovery	%	67%	68%	69%	73%	69%	69%	62%	66%	71%	67%	69%	67%	(2%)
Concentrate Grade Produced	%	5.3%	5.3%	5.2%	5.2%	5.3%	5.2%	4.9%	5.0%	5.0%	5.0%	5.3%	5.0%	(0.3%)

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec. Unit operating cost sold adjusts unit operating cost produced with cash-based inventory movements.
3. Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec; FY26 statutory revenue adjusted with US$3.5m of CIF expenditure recovered from customers.

ELEVRA LITHIUM
24

Capital Investment

Capital focused on NAL sustaining and progressing NAL Expansion

US$M[1]	Consolidated Group FY26	FY25	Variance
Capital Expenditure			
Growth	6	1	5
Sustaining	15	12	3
Movements in Capital Creditors[2]	3	0	3
Total Capital Expenditure	24	13	11
Capitalised Exploration Expenditure[3]			
NAL	-	6	(6)
Moblan	-	9	(9)
Troilus Claims	-	2	(2)
Movements in Capital Creditors[2]	-	2	(2)
Total Capitalised Exploration Expenditure	-	19	(19)

Capital Expenditure

- **Capital expenditure increased by $11 million to $24 million**, within full year guidance.
- Sustaining capital during the period totalled $15 million, focused predominantly on upgrading the Tailings Storage Facility and various other sustaining capital projects at NAL.
- Growth capital of $6 million was primarily directed toward the NAL Expansion, with expenditure relating to Elevra's wider portfolio largely minimal in the period.

Capitalised Exploration Expenditure

- Capitalised exploration expenditure reduced to nil, representing a $19 million decrease compared to the prior corresponding period, which had utilised the remaining Flow Through Share funding[3]

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Movement in capital creditors has not been allocated by segment and capital type.
3. FY25 Exploration expenditure funded by Flow Through Share (FTS) funding as allowed under the Income Tax Act (Canada).

ELEVRA LITHIUM
25

Supporting Data  Uplift in Pricing with Strong Demand Outlook into 2030  ELEVRA LITHIUM  26  Spodumene Concentrate 6% Price (US$/t)  Est. Date  2026  2027  2028  2029  2030  Broker 1  Jul-26  2,351  2,035  1,550  1,460  1,400  Broker 2  Jun-26  2,757  2,250  1,050  1,925  1,675  Broker 3  Apr-26  2,655  2,663  2,400  2,175  2,100  Broker 4  Aug-26  2,250  2,410  -  -  -  Broker 5  Jun-26  2,519  2,750  2,375  2,094  1,843  Broker 6  Jul-26  2,262  2,342  1,777  1,503  1,625  Consensus Average  2,466  2,408  1,830  1,831  1,729  Global Lithium Demand (kt LCE)  Est. Date  2026  2027  2028  2029  2030  Broker 1  Jul-26  1,893  2,088  2,305  2,472  2,597  Broker 2  Jun-26  1,983  2,297  2,555  2,812  3,114  Broker 3  Apr-26  1,593  1,890  2,101  2,273  2,546  Broker 4  Aug-26  1,802  2,151  -  -  -  Broker 5  Jun-26  2,144  2,597  2,990  3,337  3,619  Broker 6  Jun-26  1,910  2,205  2,515  2,863  3,361  Consensus Average  1,887  2,205  2,493  2,751  3,047  Consensus Max  2,144  2,597  2,990  3,337  3,619  Consensus Min  1,593  1,890  2,101  2,273  2,546  Consensus includes estimates from Benchmark Mineral Intelligence, Barrenjoey, Canaccord, Fastmarkets, J.P. Morgan, and Macquarie.